UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*

DIGITALGLOBE, INC.
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

25389M877
(CUSIP Number)

with a copy to:
Mr. Stephen Feinberg	Robert G. Minion, Esq.
c/o Cerberus Capital Management, L.P.	Lowenstein Sandler LLP
875 Third Avenue, 11th Floor	1251 Avenue of the Americas, 17th Floor
New York, NY 10022	New York, NY 10020
(212) 891-2100	(646) 414-6930
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 25389M877
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

Stephen Feinberg

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) Not
(b) Applicable

3.	SEC Use Only

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

6.	Citizenship or Place of Organization: United States

Number of	7. Sole Voting Power:	*
Shares Beneficially	8. Shared Voting Power:	*
Owned by
Each Reporting	9. Sole Dispositive Power:	*
Person With	10. Shared Dispositive Power:	*

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13	Percent of Class Represented by Amount in Row (11): *

14.	Type of Reporting Person (See Instructions): IA, IN

* Based upon information contained in the Quarterly Report on Form 10-Q of DigitalGlobe, Inc., a Delaware corporation (the “Company”) for the fiscal quarter ended September 30, 2013 filed with the Securities and Exchange Commission (“SEC”) on October 31, 2013, there were 75,221,772 shares of common stock, par value $0.001 per share (the “Common Shares”), of the Company outstanding as of October 24, 2013.  As of the filing date of this Amendment No. 2 to Schedule 13D (this “Schedule 13D”), Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, no longer held Common Shares, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 shares of Series A Convertible Preferred Stock (the “Series A Preferred Shares”) of the Company.  Pursuant to the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of DigitalGlobe, Inc. (the “Certificate of Designations”), which was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2013, the Series A Preferred Shares are convertible at any time at the option of the holder into such number of Common Shares as is obtained by multiplying the number of Series A Preferred Shares to be converted by the quotient resulting from dividing (i) $1,000 plus an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such Series A Preferred Shares by (ii) the Conversion Price.  The Conversion Price is $26.17 and is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, the 80,000 Series A Preferred Shares were convertible into 3,056,935 Common Shares.  The Reporting Person, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 3,056,935 Common Shares, or 4.1% of the Common Shares deemed issued and outstanding.

Introduction

This Amendment No. 2 to Schedule 13D (this “Schedule 13D”) relates to the beneficial ownership of common stock, par value $0.001 per share (the “Common Shares”) of DigitalGlobe, Inc., a Delaware corporation (the “Company”).  This Schedule 13D is being filed on behalf of the Reporting Person and amends and supplements the Schedule 13D filed by the Reporting Person on February 11, 2013 and previously amended on March 14, 2013.  Unless otherwise defined, all capitalized terms used herein shall have the respective meanings given such terms in the initial Schedule 13D.  On November 13, 2013 the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Shares of the Company.  Accordingly, this is the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Person.

Item 5.   Interest in Securities of the Issuer.

       Item 5 is hereby amended and restated in its entirety as follows:

       Based upon information contained in the Quarterly Report on Form 10-Q of DigitalGlobe, Inc., a Delaware corporation (the “Company”) for the fiscal quarter ended September 30, 2013 filed with the Securities and Exchange Commission (“SEC”) on October 31, 2013, there were 75,221,772 shares of common stock, par value $0.001 per share (the “Common Shares”), of the Company outstanding as of October 24, 2013.  As of the filing date of this Schedule 13D, Cerberus Partners II, L.P., a Delaware limited partnership, and Cerberus Series Four Holdings, LLC, a Delaware limited liability company, no longer held Common Shares, and Cerberus Satellite LLC, a Delaware limited liability company, held 80,000 Series A Preferred Shares.  Pursuant to the Certificate of Designations, which was filed as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 31, 2013, the Series A Preferred Shares are convertible at any time at the option of the holder into such number of Common Shares as is obtained by multiplying the number of Series A Preferred Shares to be converted by the quotient resulting from dividing (i) $1,000 plus an amount equal to all declared but unpaid dividends and all accrued but unpaid dividends with respect to such Series A Preferred Shares by (ii) the Conversion Price.  The Conversion Price is $26.17 and is subject to certain adjustments as set forth in the Certificate of Designations.  As of the filing date of this Schedule 13D, the 80,000 Series A Preferred Shares were convertible into 3,056,935 Common Shares.  The Reporting Person, through one or more entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company beneficially owned by Cerberus Satellite LLC.  As a result of the foregoing, as of the filing date of this Schedule 13D, the Reporting Person may be deemed to beneficially own 3,056,935 Common Shares, or 4.1% of the Common Shares deemed issued and outstanding.

       The following table details the transactions in Common Shares, or securities convertible into, exercisable for or exchangeable for Common Shares, by the Reporting Person or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction) during the sixty days prior to the filing date of this Schedule 13D:

I.  Cerberus Partners II, L.P.

	(Purchases)

	NONE

	(Sales)

Date	Quantity	Price

November 13, 2013	27,416	$34.10

II.  Cerberus Series Four Holdings, LLC

	(Purchases)

	NONE

	(Sales)

Date	Quantity	Price

November 13, 2013	2,402,078	$34.10

Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 21, 2013

/s/ Stephen Feinberg
Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).